UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14f-1


                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                                  BTHC VI, INC.
        (Exact name of Registrant as specified in its corporate charter)


          Delaware                      0-52108                 20-4494098
--------------------------------------------------------------------------------
(State or other jurisdiction of       Commission            (I.R.S. Employer
 incorporation or organization)       File Number         Identification Number)

                               12890 Hilltop Road
                               Argyle, Texas 76226
--------------------------------------------------------------------------------
                     (Address of principal executive office)

                                 (972) 233-0300
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

                                       N/A
--------------------------------------------------------------------------------
                 (Former address, if changed since last report)

                        --------------------------------
                                  BTHC VI, INC.
                        --------------------------------

                               12890 Hilltop Road
                               Argyle, Texas 76226

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

     This information statement is being provided for informational purposes only. No vote or other action of the stockholders of BTHC VI, Inc. is required in connection with this information statement. No proxies are being solicited and you are requested not to send a proxy to us.

                                  INTRODUCTION

     This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is being circulated to the shareholders of record as of May 23, 2007 of BTHC VI, Inc., a Delaware corporation (the "Registrant"), in connection with the transaction described more fully below, which will result in a change of control of the Registrant. The Registrant is a reporting company pursuant to the Exchange Act.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

     On May 24, 2007,  the  Registrant  entered  into an  Agreement  and Plan of
Merger (the "Merger Agreement") with B-VI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Registrant ("Sub"), and Athersys, Inc., a Delaware corporation ("Athersys"). Athersys is a biopharmaceutical company engaged in the discovery and development of therapeutic product candidates designed to extend and enhance the quality of human life.

     Pursuant to the terms of the Merger Agreement, the Registrant will acquire all of the outstanding capital stock of Athersys through a merger of Athersys with Sub, with Athersys as the surviving corporation following the consummation of the Merger. The term "Company," when referring to forward-looking or prospective statements herein that speak as to dates and events following the Merger, means the Registrant and Athersys on a combined basis.

     The below description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 10.1 to the Registrant's current report on Form 8-K filed on May 24, 2007, incorporated by reference herein.

     Pursuant to the terms of the Merger Agreement, Athersys stockholders will receive 0.0358493 shares of common stock of the Registrant ("Common Stock") for each share of Athersys common stock owned prior to the Merger, and an aggregate of approximately 3.2 million shares of Common Stock will be issued to Athersys common stockholders. After giving effect to a 1-for-1.67 reverse stock split that will take effect prior to the consummation of the Merger, existing stockholders of the Registrant hold approximately 300,000 shares of Common Stock after consummation of the Merger. The completion of the Merger is subject to customary and other closing conditions, including, among others, (i) Athersys stockholders approving the Merger Agreement, (ii) all shares of Athersys preferred stock being converted into Athersys common stock prior to the Merger,
(iii) Athersys having completed its due diligence review of the Registrant to its sole satisfaction, and (iv) the Registrant completing an equity financing contemporaneously with the consummation of the Merger (the "Equity Financing").

     The Merger Agreement provides that Timothy P. Halter, the sole officer and director of the Registrant, will resign all his positions with the Registrant immediately prior to the closing of the Merger, and certain of the individuals who are the directors and officers of Athersys immediately prior to the closing



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

of the Merger, as well as certain other individuals as directed by Athersys, will be elected as the directors and officers, respectively, of the Registrant as of the closing of the Merger.

     The closing of such transactions contemplated by the Merger Agreement and the effectiveness of the Merger are anticipated to occur within 10 days of the date hereof. However, there can be no assurances that the transactions contemplated under the Merger Agreement will be consummated, as the Merger Agreement may be terminated pursuant to the provisions thereof.


                             PRIOR CHANGE IN CONTROL

     In September 1999, Ballantrae Healthcare LLC (and affiliated limited liability companies including BTHC VI, LLC, collectively, "Ballantrae"), was organized for the purpose of operating nursing homes throughout the United States. On March 28, 2003, Ballantrae filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas (the "Bankruptcy Court"). On November 29,
2004, the Bankruptcy Court approved the First Amended Joint Plan of Reorganization of Ballantrae and its creditors (the "Bankruptcy Plan"). On April 11, 2006, pursuant to the Bankruptcy Plan, BTHC VI, LLC was merged into BTHC VI, Inc., a Delaware corporation.

     Halter Financial Group, L.P. ("HFG") participated with Ballantrae and their creditors in structuring the Bankruptcy Plan. As part of the Bankruptcy Plan, HFG provided $76,500 to be used to pay professional fees associated with the Bankruptcy Plan confirmation process. HFG was granted an option to be repaid through the issuance of equity securities in 17 of the reorganized Ballantrae entities, including the Registrant. HFG exercised the option, and as provided in the Plan, 70% of the Registrant's then-outstanding common stock, or 350,000 shares, were issued to HFG, in satisfaction of HFG's administrative claims. The remaining 30% of the Registrant's then-outstanding common stock, or 150,000 shares, were issued to 499 holders of administrative and tax claims and unsecured debt. The 500,000 shares (the "Plan Shares") were issued pursuant to
Section 1145 of the Bankruptcy Code. As further consideration for the issuance of the 350,000 Plan Shares to HFG, the Bankruptcy Plan required HFG to assist the Registrant in identifying a potential merger or acquisition candidate. HFG is responsible for the payment of the Registrant's operating expenses and HFG is obligated to provide the Registrant with consulting services at no cost to the Registrant, including assisting the Registrant with formulating the structure of any proposed merger or acquisition. Additionally, HFG is responsible for paying the Registrant's expenses incurred in consummating a merger or acquisition. The Registrant remains subject to the jurisdiction of the Bankruptcy Court until it consummates a merger or acquisition. Pursuant to the confirmation order, if the Registrant does not consummate a business combination prior to June 20, 2008, the Plan Shares will be deemed canceled, and the discharge and injunction provisions of the confirmation order, as they pertain to the Registrant, will be deemed dissolved without further order of the Bankruptcy Court. If the Registrant timely consummates a merger or acquisition, the Registrant will have met the requirements of the Bankruptcy Plan and the discharge and injunction provisions granted to the Registrant under the confirmation order will continue to be effective. On February 15, 2006, HFG transferred its 350,000 Plan Shares to Halter Financial Investments L.P., a Texas limited partnership controlled by Timothy P. Halter ("HFI"). Timothy P. Halter is the sole officer, director and shareholder of HFG and an officer and member of Halter Financial Investments GP, LLC, general partner of HFI. Mr. Halter currently serves as the Registrant's President, Chief Executive Officer, Chief Financial Officer and sole director.


                         CHANGE IN MAJORITY OF DIRECTORS

     The Merger Agreement provides that Timothy P. Halter, the sole officer and director of the Registrant, will resign all his positions with the Registrant immediately prior to the closing of the Merger, and certain of the individuals who are the directors of Athersys immediately prior to the closing of the Merger, as well as certain other individuals as directed by Athersys, will be elected as the directors of the Registrant as of the closing of the Merger. Accordingly, the following changes to the Company's directors will occur:

o Mr. Timothy P. Halter shall resign as President, Chief Executive Officer and Chief Financial Officer and as the sole director of the Registrant.

o Mr. Gil Van Bokkelen, currently a member of the board of directors and Chief Executive Officer of Athersys, shall be elected as a member of the board of directors of the Registrant, and shall also be appointed the Chief Executive Officer of the Registrant.


o John J. Harrington, Ph.D., currently a member of the board of directors of Athersys, shall be elected a member of the board of directors of the Registrant.

o George M. Milne, Ph.D. currently a member of the board of directors of Athersys, shall be elected a member of the board of directors of the Registrant . o William C. Mulligan currently a member of the board of directors of Athersys, shall be elected a member of the board of directors of the Registrant.

o Jordan S. Davis shall be elected a member of the board of directors of the Registrant.

o Floyd D. Loop, M.D. shall be elected a member of the board of directors of the Registrant.


                                VOTING SECURITIES

     The Registrant's common stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of its stockholders. Each share of common stock entitles its holder to one (1) vote. As of May 23, 2007, there were 500,000 shares of the Registrant's common stock issued and outstanding.

                         CURRENT DIRECTORS AND OFFICERS

     The following table sets forth the name, positions and age of the Registrant's current executive officer and director. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.


      Name                   Age           Positions
-----------------           -----          -------------------------------------
Timothy P. Halter            40            President, Chief Executive Officer,
                                           Chief Financial Officer, and Director

     Timothy P. Halter - Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. In September 2005, Mr. Halter and other minority partners formed HFI. HFI conducts no business operations. Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (NASDAQ: DXPE), and is an officer and director of Point Acquisition Corporation, a Nevada corporation; Nevstar Corporation, a Nevada corporation; Marketing Acquisition Corporation, a Nevada corporation; BTHC VII, Inc., BTHC VIII, Inc., and BTHCX, Inc., each a Delaware corporation. Each of the afore-referenced companies is current in the filing of their periodic reports with the SEC. Except for DXP Enterprises, each of the afore-referenced companies for which Mr. Halter acts as an officer and director may be deemed shell corporations.

Committees of the Board of Directors

     The Registrant currently does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Registrant has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Registrant does not have an audit committee charter or nominating committee charter.

     Following the Merger, the Company plans to establish audit, compensation and any other appropriate committees.

Audit Committee and Audit Committee Financial Expert

     Currently, the Registrant is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Registrant's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Registrant's board of directors has determined that Mr. Halter is able to read and understand fundamental financial statements and has substantial business experience that results in his financial sophistication. Accordingly, the board of directors believes that its current member has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.



     The Registrant determined not to establish a nominating committee at this time in view of changes in the composition of the board of directors that will occur at the closing of the Merger. Previously, nominations were determined by the members of the then-existing board of directors.

Compliance With Section 16(a) of the Exchange Act

     Section 16(a) of the Exchange Act requires the Registrant's executive officers and directors, and persons who own more than 10% of the Registrant's common stock to file reports regarding ownership of and transactions in the Registrant's securities with the Securities and Exchange Commissioner and to provide us with copies of those filings. Based solely on the Registrant's review of the copies received by or a written representation from certain reporting persons, the Registrant believes that as of May 24, 2007, all eligible persons are in compliance with the requirements of Section 16(a).

Compensation Committee Interlocks and Insider Participation

     No interlocking relationship exists between the Registrant's board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation of Registrant

     The following table sets forth the compensation of the Registrant's executive officers during the last three fiscal years. The current management and oversight of the Registrant requires less than four hours per month. As the Registrant's sole officer and director is engaged in other full-time income producing activities, the Registrant's sole officer or director has not received any compensation from the Registrant.

                           Summary Compensation Table
                           --------------------------

                                                             Annual                             Long-Term Compensation
                                                          Compensation                                Awards
----------------------------------------------------------------------------------------------------------------------------
                                                                                              Securities
                                                                             Other Annual     Underlying     All Other
 Name and Principal Position                     Year      Salary    Bonus   Compensation      Options      Compensation
 ---------------------------                     ----      ------    -----   ------------      -------      ------------


 Timothy P. Halter......................          2006       --       --         --               --               --
      President, Chief Executive Officer,
      Chief Financial Officer and Director
                                                  2005       --       --         --               --               --
                                                  2004       --       --         --               --               --

--------------------------------------------------------------------------------------------------------------------------


     As of May 24, 2007, the Registrant did not have any agreements in place to pay compensation to its officers, directors and employees now or in the future.

                           NEW DIRECTORS AND OFFICERS

     In connection with the Merger, the following persons will be elected to serve as officers and directors on the board of directors of the Registrant:

--------------------------------------------------------------------------------


         Name                                Age                        Position
         ----                                ---                        --------

 Gil Van Bokkelen, Ph.D.                     46           Chief Executive Officer and Chairman

 William (BJ) Lehmann Jr., J.D., M.B.A.      41           President and Chief Operating Officer

 John J. Harrington, Ph.D.                   39           Chief Scientific Officer and Executive VP and Director

 Kurt R. Brunden, Ph.D.                      49           Senior VP - Biopharmaceuticals

 Robert J. Deans Ph.D.                       55           Senior VP - Regenerative Medicine

 Laura K. Campbell, C.P.A.                   43           VP - Finance

 George M. Milne, Ph.D.                      63           Director



                                       4


 William C. Mulligan                         53           Director

 Jordan S. Davis                             45           Director

 Floyd D. Loop, M.D.                         70           Director


--------------------------------------------------------------------------------

Gil Van Bokkelen, Ph.D. (Age 46)
Chief Executive Officer and Chairman

     Dr. Van Bokkelen co-founded Athersys in October 1995 and has served as Chief Executive Officer and a director since Athersys' founding. Prior to May 2006, he also served as Athersys' President. He has served as Chairman of Athersys' Board of Directors since August 2000. Dr. Van Bokkelen is the current Chairman of the Center for Stem Cells and Regenerative Medicine, and has served on a number of other boards, including the Biotechnology Industry Organization's ECS Board of Directors from 2001 to 2004, the Kent State University Board of Trustees from 2001 to 2004 and serves as an advisor to Early Stage Partners, a venture capital firm. He received his Ph.D. in Genetics from Stanford University, his B.A. in Economics from the University of California at Berkeley, and his B.A. in Molecular Biology from the University of California at Berkeley.

William (BJ) Lehmann, J.D., M.B.A. (Age 41)
President and Chief Operating Officer

     William (BJ) Lehmann, Jr., J.D. joined Athersys in September 2001 and was Athersys' Executive Vice President of Corporate Development and Finance from August 2002 until May 2006, when he became Athersys' President. From 1994 to 2001, Mr. Lehmann was with McKinsey & Company, Inc., an international management consulting firm, where he worked extensively with new technology and service-based businesses in the firm's Business Building practice. Prior to joining McKinsey, he worked at Wilson, Sonsini, Goodrich & Rosati, a Silicon Valley law firm, and worked with First Chicago Corporation, a financial institution. Mr. Lehmann received his J.D. from Stanford University, his M.B.A. from the University of Chicago, and his B.A. from the University of Notre Dame.

John J. Harrington (Age 39)
Chief Scientific Officer and Executive Vice President, and Director

     Dr. Harrington co-founded Athersys in October 1995 and has served as Athersys' Executive Vice President and Chief Scientific Officer and as a director since Athersys' founding. Dr. Harrington led the development of the RAGE technology as well as its application for gene discovery, drug discovery and commercial protein production applications. He is a listed inventor on 20 issued or pending U.S. patents, has authored 20 scientific publications, and has received numerous awards for his work, including being named one of the top international young scientists by MIT Technology Review in 2002. Dr. Harrington has overseen the therapeutic product development programs at Athersys since their inception, and during his career he has also held positions at Amgen and Scripps Clinic. He received his Ph.D. in Cancer Biology from Stanford University and his B.A. in Biochemistry and Cell Biology from the University of California at San Diego.

Kurt R. Brunden, Ph.D. (Age 49)
Senior Vice President - Biopharmaceuticals

     Dr.  Brunden  joined  Athersys  as  Vice  President  of Drug  Discovery  in
September 2000 and has served as Athersys' Senior Vice President of Biopharmaceuticals since October 2004. Dr. Brunden was employed at Gliatech Inc., a pharmaceutical and device company, from 1991 to 2000, where his most recent position was Vice President of Research. In that capacity, he was responsible for the initiation and development of small molecule and protein drug discovery programs. From 1988 to 1991, Dr. Brunden held a tenure-track faculty position within the Department of Biochemistry at the University of Mississippi Medical Center. He was a Research Fellow at the Mayo Clinic from 1985 to 1988. Dr. Brunden received his Ph.D. in Biochemistry from Purdue University and his B.S. in Biology and Chemistry from Western Michigan University. Dr. Brunden is considering a possible return to a faculty position, which would begin in late summer 2007. If Dr. Brunden does take a faculty position, Athersys currently anticipates that he would continue his involvement with the Company as a consultant, providing his expertise to the advancement of its biopharmaceutical programs.

Robert J. Deans, Ph.D. (Age 55)
Senior Vice President - Regenerative Medicine

     Dr. Deans has led Athersys' regenerative medicine research and development activities since February 2003 and has served as Vice President of Regenerative Medicine since October 2003. He was named Senior Vice President of Regenerative Medicine in June 2006. Dr. Deans is highly regarded as an expert in stem cell therapeutics, with over fifteen years of experience in this field. From 2001 to 2003, Dr. Deans worked for early-stage biotechnology companies. Dr. Deans was formerly the Vice President of Research at Osiris Therapeutics, Inc., a biotechnology company, from 1998 to 2001 and Director of Research and Development with the Immunotherapy Division of Baxter International, Inc., a global healthcare company, from 1992 to 1998. Dr. Deans was also previously on faculty at USC Medical School in Los Angeles, between 1981 and 1998, in the departments of Microbiology and Neurology at the Norris Comprehensive Cancer Center. Dr. Deans was an undergraduate at MIT, received his Ph.D. at the University of Michigan, and did his post-doctoral work at UCLA in Los Angeles.

Laura K. Campbell, CPA, (Age 43)
Vice President - Finance

     Laura Campbell joined Athersys in January 1998 as Controller and has served as Vice President of Finance since May 2006. Prior to joining Athersys, she was at Ernst & Young LLP, a public accounting firm, for 11 years, in the audit practice. During her tenure with Ernst & Young LLP, Ms. Campbell specialized in entrepreneurial services and the biotechnology industry sector and participated in several initial public offerings. Ms. Campbell received her B.S., with distinction, in Business Administration from The Ohio State University.

George M. Milne, Ph.D. (Age 63)
Director

     Dr. Milne has been a director of Athersys since January 2003 after his retirement in 2002 from Pfizer Inc, a pharmaceutical company, where he most recently served as President of Worldwide Strategic and Operations Management and Executive Vice President of Global Research and Development. He joined Pfizer Inc in 1970 and held a variety of positions conducting both chemistry and pharmacology research. Dr. Milne is a Venture Partner of Radius. Dr. Milne became Director of the Department of Immunology and Infectious Diseases at Pfizer Inc in 1981, was Executive Director from 1984 to 1985 and was Vice President of Research and Development from 1985 to 1988. He was appointed Senior Vice President in 1988 and President of Central Research in 1993 with global responsibility for Human and Veterinary Medicine R&D. Dr. Milne serves as a director of Mettler-Toledo, Inc., Charles River Laboratories, Inc., MedImmune Inc., and Aspreva Pharmaceuticals Inc. He also serves on the board of the New York Botanical Garden and the Mystic Aquarium/Institute for Exploration. Dr. Milne received his B.S. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from Massachusetts Institute of Technology.

William C. Mulligan (Age 53)
Director

     Mr. Mulligan has been a director of Athersys since October 1998. Mr. Mulligan joined Primus Venture Partners, a Cleveland-based private equity firm and an investor in Athersys, in 1985 from McKinsey & Company, Inc. Mr. Mulligan has served as a Managing Director of Primus since 1987. His previous work experience includes management positions at Deere and Company, and First Chicago Corporation. Mr. Mulligan serves as a director of several private companies and Universal Electronics, Inc. (NASDAQ: UEIC). Mr. Mulligan is a trustee of The Cleveland Clinic Foundation and chairs the Advisory Board of CCF Innovations, which is responsible for commercializing technology developed at the Cleveland Clinic. Mr. Mulligan is also a trustee of Denison University, the Western Reserve Land Conservancy. Mr. Mulligan received his B.A. in economics from Denison University and his M.B.A. from the University of Chicago.

Jordan S. Davis (Age 45)
Director

     Mr. Davis is a Managing Partner of Radius Ventures, a health and life sciences venture capital firm, which he co-founded in 1997. Mr. Davis currently serves on the board of directors of several Radius portfolio companies, including Health Language, Inc., Heartscape Technologies, Inc., Impliant, Inc., and Zettacore, Inc. He also serves on the board of American Bank Note Holographics, Inc. (OTC: ABHH). Mr. Davis earned an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. in Economics from The State University of New York at Binghamton.

Floyd D. Loop, M.D. (Age 70)
Director

     Dr. Loop was the CEO and chairman of the Board of Governors of The Cleveland Clinic Foundation from 1989-2004. Earlier, he chaired the Department of Thoracic and Cardiovascular Surgery at the Cleveland Clinic from 1975 - 1989. Dr. Loop and his colleagues were responsible for today's widespread use of arterial conduits in coronary artery surgery, innovations in valve repair, reoperations and numerous changes in technical procedure. As a surgeon, Dr. Loop performed more than 12,000 open heart operations and authored 350 papers on all aspects of cardiovascular surgery. During his tenure as CEO, the Cleveland Clinic revenues grew from $650 million to $3.6 billion. His accomplishments included a significant development of basic and applied research, creation of a delivery system comprised of 12 hospitals and 14 outpatient sites, a new medical school for physician investigators and construction of two hospitals in Florida. Dr. Loop is a Venture Partner of Radius. See "Executive Summary - Lead Investor." Dr. Loop was president of the American Association for Thoracic Surgery, Chairman of the Residency Review Committee, and a member of the American Board of Thoracic Surgery. Dr. Loop has received honorary degrees from Cleveland State University, Purdue University, and St. Louis University among many other international awards. He currently serves on two public boards, Tenet Healthcare Corporation and Intuitive Surgical, Inc. Dr. Loop received his M.D. from the George Washington University.

Director Independence

     After closing the Merger, the Company's Board of Directors will review at least annually the independence of each director. During these reviews, the Company's Board of Directors will consider transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director was independent. The Board of Directors will conduct its annual review of director independence and to determine if any transactions or relationships exist that would disqualify any of the individuals who then served as a director under the rules of the NASDAQ Stock Market, or require disclosure under SEC rules. Currently, Athersys has two members of management who also serve on the Board of Directors, Dr. Van Bokkelen, who is also Athersys' Chairman and Chief Executive Officer, and Dr. Harrington, who is Athersys' Chief Scientific Officer and Executive Vice President. Neither Dr. Van Bokkelen nor Dr. Harrington would be considered independent.

     Compensation arrangements with directors will be established after the closing of the Merger and may include cash and equity awards.

Executive Compensation of Athersys

     The following summary compensation table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to each person who served as Athersys' chief executive officer or chief financial officer at any time during the fiscal year ended December 31, 2006 and the five other most highly compensated executive officers of Athersys who were serving as executive officers at the end of the fiscal year ended December 31, 2006:



                           Summary Compensation Table
                           --------------------------

                                                               Annual                             Long-Term Compensation
                                                            Compensation                                Awards
  ----------------------------------------------------------------------------------------------------------------------------
                                                                                                   Securities
                                                                                  Other Annual     Underlying     All Other
   Name and Principal Position                     Year      Salary       Bonus   Compensation      Options      Compensation
   ---------------------------                     ----      ------       -----   ------------      -------      ------------

  Dr. Gil Van Bokkelen...................          2006    $350,000(2)   $25,000       -               -         $145,604(3)
       Chief Executive Officer
                                                   2005      $300,000       -          -               -              -
                                                   2004      $300,000       -          -               -              -
  William Lehmann, Jr....................          2006    $300,000(2)   $20,833       -               -              -
       President and Chief Operating Officer
                                                   2005      $250,000       -          -               -              -
                                                   2004      $250,000       -          -               -              -
  Dr. John Harrington....................          2006    $300,000(2)   $21,667       -               -              -
       Chief Scientific Officer and Executive
       VP
                                                   2005      $260,000       -          -               -              -
                                                   2004      $260,000       -          -               -              -
  Dr. Kurt Brunden.......................          2006    $240,000(2)   $18,333       -               -              -
       Vice President - Biopharmaceuticals
                                                   2005      $220,000       -          -               -              -
                                                   2004      $220,000       -          -               -              -
  Dr. Robert Deans.......................          2006    $235,000(2)   $16,667       -               -              -
       Vice President- Regenerative Medicine
                                                   2005      $200,000       -          -               -              -
                                                   2004      $200,000       -          -               -              -
  Laura Campbell.........................          2006    $195,000(2)   $14,219       -               -              -
       Vice President- Finance
                                                   2005      $170,625       -          -               -              -
                                                   2004      $170,625       -          -               -              -
  Dr. Anne Brown.........................          2006      $172,906     $7,380       -               -              -
       Senior Director-
       Intellectual Property
                                                   2005      $168,090       -          -               -              -
                                                   2004      $160,626       -          -               -              -


  ------------------------------------------------------------------------------
-----------
(1) Other compensation in the form of perquisites and other personal benefits, securities or property have been omitted in those instances where such perquisites and other personal benefits, securities or property constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the executive officer for the fiscal year.

(2) The 2006 salary increase has been approved by Athersys' Compensation Committee, but payment has been deferred.

(3) Represents a loan which was forgiven by Athersys' Board of Directors, including certain tax benefits.


Incentive Plans

     Upon the close of the Merger, it is anticipated that Athersys' existing stock option plans and most of its outstanding options will be terminated. However, pursuant to the terms of the Merger Agreement, the Registrant has agreed to assume certain options granted to former employees, directors and consultants of Athersys. On April 9, 2007, the Registrant's board of directors approved and recommended to its stockholders for adoption a new long term incentive plan, which authorizes the Registrant's board of directors, or a committee thereof, to provide equity-based compensation in the form of stock options, stock appreciation rights restricted stock, restricted stock units, performance shares and units, and other stock-based awards, which will be used to attract and retain qualified employees, directors and consultants. Equity awards will be granted from time to time under the guidance and approval of the Registrant's board of directors or its compensation or similar committee, when one is established. Total awards under this plan would be limited to 3,035,000 shares of Common Stock.



                    PRINCIPAL STOCKHOLDERS BEFORE THE MERGER

     Prior to the Merger, the Registrant plans to implement a 1-for-1.67 reverse split of the outstanding  shares of the Registrant's  common stock (the "Reverse
Split").  The following table sets forth certain information with respect to the beneficial  ownership of the Registrant's  capital stock immediately  before and after the effectuation of the Reverse Split by:

o each stockholder known by the Registrant to be the beneficial owner of more than 5% of the Registrant's outstanding securities prior to and after the closing of the transactions contemplated by the Reverse Split;

o    each current director of the Registrant;

o each of the named executive officers of the Registrant listed in the Registrant's Annual Report on Form 10-K for the year ended December 31,
     2006; and

o    all current directors and executive officers as a group.

     Unless otherwise specified, the address of each of the persons set forth below is in care of BTHC VI, Inc., 12890 Hilltop Road, Argyle, Texas 76226.

                                   Before effectiveness of the Reverse Split (2)    After effectiveness of the Reverse Split (3)
         Name and Address of       Amount of Beneficial     Percent of Common      Amount of Beneficial
         -------------------       ---------------------    ------------------     ---------------------
         Beneficial Owner (1)            Ownership                 Stock                 Ownership          Percent of Common Stock
         --------------------            ---------                 -----                 ---------          -----------------------

         Timothy P. Halter (4)            350,000                  70.0%                  209,581                    70.0%
         David Brigante (4)               350,000                  70.0%                  209,581                    70.0%
         George Diamond (4)               350,000                  70.0%                  209,581                    70.0%
         Marat Rosenberg (4)              350,000                  70.0%                  209,581                    70.0%
         Olga Guerra                       58,294                  11.7%                   34,907                    11.7%
         Directors and officers
         as a group (5)                   350,000                  70.0%                  209,581                    70.0%



(1) Beneficial ownership has been determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise provided herein, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Common Stock.

(2) A total of 500,000 shares of Common Stock are considered to be outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator for purposes of determining percentage ownership.

(3) Based on 300,000 shares of Common Stock outstanding after the consummation of the Reverse Split.

(4) The referenced shares of Common Stock are owned by HFI. HFI is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership, of which TPH Capital GP, LLC, a Texas limited liability company, is the general partner, of which Timothy P. Halter is the sole member; (ii) Bellfield Capital Partners, L.P., a Texas limited partnership, of which

     Bellfield Capital Management, LLC, a Texas limited liability company, is the sole general partner, of which David Brigante is the sole member; (iii) Colhurst Capital LP, a Texas limited partnership, of which Colhurst Capital GP, LLC, a Texas limited liability company, is the general partner, of which George L. Diamond is the sole member; and (iv) Rivergreen Capital, LLC, a Texas limited liability company, of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(5)  Timothy P. Halter is the Registrant's sole director and officer.


                     PRINCIPAL STOCKHOLDERS AFTER THE MERGER

     The following table sets forth information on the estimated beneficial ownership of Registrant's Common Stock after the Merger based on the current beneficial ownership of Athersys' common stock by the individuals who are expected to be the executive officers and directors of the Registrant after the consummation of the Merger, as of May 23, 2007 and assuming the close of the Merger and the Equity Financing on June 5, 2007. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. The table below contains the following assumptions:

     o Athersys' outstanding 10% secured convertible promissory notes will automatically convert into 530,685 shares of Registrant's Common Stock upon consummation of the Equity Financing. Since the holders of the 10% secured convertible promissory notes are entitled to convert accrued interest, the number of shares as set forth below is subject to change based on the timing of the closing of the Merger and the Equity Financing.

     o Athersys' outstanding 5% unsecured convertible promissory notes will automatically convert into 1,883,848 shares of Registrant's Common Stock upon consummation of the Equity Financing. Since the holders of Athersys' outstanding 5% unsecured convertible promissory notes are entitled to convert accrued interest, the number of shares as set forth below is subject to change based on the timing of the closing of the Merger and the Equity Financing.


                                                                Percent of
                                                               Common Stock
 Name of Beneficial Owner            Number of Shares          Outstanding
 ------------------------            ----------------          -----------

Gil Van Bokkelen, Ph.D                 102,523(1)               *
John Harrington, Ph.D                   85,764(2)               *
William Mulligan                       488,425(3)               3.51%
George Milne, Ph.D                       --(4)                  --
Jordan S. Davis                          --(4)                  --
Floyd D. Loop                            --(4)                  --
William (BJ) Lehmann                      --                    --
Kurt Brunden                              --                    --
Robert Deans                              --                    --
Laura Campbell                           3,060(5)               *
All directors and executive officers
as a group (10 persons)                679,772                  4.89%


*Less than one percent

(1) Includes 21,227 shares of Common Stock issuable upon the conversion of his 10% secured convertible promissory note.

(2) Includes 21,227 shares of Common Stock issuable upon the conversion of his 10% secured convertible promissory note.

(3) Includes 106,137 shares of Common Stock issuable upon the conversion of 10% secured convertible promissory notes. The shares are beneficially owned by Primus Capital Fund IV, L.P. and affiliates. Mr. Mulligan is a limited partner of the General Partner of Primus Venture Partners, L.P. and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(4) Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and certain affiliates (together, "Radius") are proposing to invest in the Equity Financing in an amount that would result in Radius being deemed a beneficial owner of in excess of 5% of Common Stock upon completion of the Equity Financing. Mr. Davis is a managing member of Radius Venture Partners II, LLC, which is the general partner of Radius Venture Partners II, L.P., and a managing member of Radius Venture Partners III, LLC, which is the general partner of Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P., and therefore may be deemed to beneficially own the securities held by Radius entities, although Mr. Davis disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Dr. Milne and Dr. Loop are each Venture Partners of Radius entities that will beneficially own shares of Common Stock, although each of Dr. Milne and Dr. Loop disclaim such beneficial ownership except to the extent of his pecuniary interest therein.

(5) Includes 1,061 shares of Common Stock issuable upon the conversion of her 10% secured convertible promissory note.

     Also, upon the conversion of the 5% unsecured convertible promissory notes of Athersys held by Angiotech Pharmaceuticals, Inc. that will automatically convert into 1,883,848 shares of Registrant's Common Stock upon consummation of the Equity Financing, it is anticipated that Angiotech would be a beneficial owner of in excess of 5% of Registrant's Common Stock.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registrant Relationships, Indebtedness, and Related Party Transactions

     Other than the participation of HFG and Timothy P. Halter in the Registrant's Plan of Reorganization and the issuance to HFG of 350,000 shares of the Registrant's Common Stock for satisfaction of certain administrative claims and for HFG's agreement to provide the Registrant with certain services as discussed in "Prior Change in Control", there are no relationships or transactions between the Registrant and any of its directors, officers and principal stockholders.

Athersys Relationships, Indebtedness, and Related Party Transactions

     The following is a description of transactions during 2004, 2005 and 2006 to which Athersys has been a party, in which the amount involved in the transaction exceeds $120,000 and in which any of Athersys' directors, executive officers or holders of more than 5% of its capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under "Athersys Executive Compensation." Athersys believes the terms obtained or consideration that was paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

     In 2006 and 2007, Athersys issued $10,000,000 in aggregate principal amount of 5% unsecured convertible promissory notes to Angiotech. In 2006, Athersys also issued $2,500,000 in aggregate principal amount of 10% secured convertible promissory notes to bridge investors. Investors in the bridge financing included existing investors such as Blue Chip Capital Fund II LP and its affiliate, Frantz Medical Ventures, Primus Capital Fund IV, LP and its affiliate, and UBS O'Connor and its affiliates, who are currently beneficial owners of 5% or more of Athersys' common stock.

                                LEGAL PROCEEDINGS

     The Registrant is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.